December 16, 2022

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance

Office of Manufacturing
100 F Street, NE
Washington, DC 20549

Re:	Atlis Motor Vehicles Inc

Amendment No. 1 to Draft Registration Statement on Form S-1

Submitted November 21, 2022

CIK No. 0001722969

Ladies and Gentlemen:

On behalf of our client, Atlis Motor Vehicles Inc. (the “Company”), we are writing to submit the Company’s responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) set forth in its letter, dated December 5, 2022, relating to the Company’s Amendment No. 1 to Draft Registration Statement on Form S-1 confidentially submitted to the Commission on November 21, 2022.

The Company is concurrently confidentially submitting via EDGAR an amendment to the Draft Registration Statement on Form S-1 (the “Form S-1”), which reflects the Company’s responses to the comments received by the Staff and certain updated information.

We have set forth below the comments in the Staff’s letter, in bold, and the Company’s responses thereto.

Draft Registration Statement on Form S-1

General

1.	Generally, securities issued in a private transaction may not be registered for resale until after the private placement is completed. In this regard, we note that your private placement investors do not appear to be irrevocably bound to purchase the second tranche securities because there are conditions to closing that are within the control of the investors. The closing condition set forth in Section 2.3(b)(v) of the Securities Purchase Agreement states "or any material adverse change in, any financial market which, in each case, in the reasonable judgment of such Purchaser, makes it impracticable or inadvisable to purchase the Securities at each applicable Closing." Please provide your analysis regarding how registration is appropriate given this provision. For guidance, refer to Securities Act Sections Compliance & Disclosure Interpretation 139.11.

Response: The Company acknowledges the Staff’s comment and, for the reasons set forth below, respectfully submits that the registration of securities for resale before the related unregistered issuance of the second tranche securities is complete is proper in light of the guidance provided by the Staff.

The second paragraph of Securities Act Rules Compliance & Disclosure Interpretation 139.11 (“CDI 139.11”) provides that:

In a PIPE transaction, a company will be permitted to register the resale of securities prior to their issuance if the company has completed a Section 4(2)-exempt sale of the securities (or in the case of convertible securities, of the convertible security itself) to the investor, and the investor is at market risk at the time of filing of the resale registration statement. The investor must be irrevocably bound to purchase a set number of securities for a set purchase price that is not based on market price or a fluctuating ratio, either at the time of effectiveness of the resale registration statement or at any subsequent date. When a company attempts to register for resale shares of common stock underlying unissued, convertible securities, the PIPE analysis applies to the convertible security, not to the underlying common stock. There can be no conditions to closing that are within an investor’s control or that an investor can cause not to be satisfied. For example, closing conditions in capital formation transactions relating to the market price of the company’s securities or the investor’s satisfactory completion of its due diligence on the company are unacceptable conditions. The closing of the private placement of the unissued securities must occur within a short time after the effectiveness of the resale registration statement

Based on this guidance, the Company believes that none of the conditions to the closing of the second tranche are within the control of the investors or are conditions that the investors can cause not to be satisfied and are therefore permissible closing conditions. If the conditions to closing the second tranche securities are met, then the investors have no new investment discretion in purchasing the second tranche securities and are irrevocably committed to purchasing the second tranche securities.

Section 2.3(b)(v) of the Securities Purchase Agreement reads as follows (emphasis added):

(v)     from the date hereof to each Closing Date, as applicable, trading in the Common Stock shall not have been suspended by the Commission or the Company’s principal Trading Market and, at any time prior to the applicable Closing Date, trading in securities generally as reported by Bloomberg L.P. shall not have been suspended or limited, or minimum prices shall not have been established on securities whose trades are reported by such service, or on any Trading Market, nor shall a banking moratorium have been declared either by the United States or New York State authorities nor shall there have occurred any material outbreak or escalation of hostilities or other national or international calamity of such magnitude in its effect on, or any material adverse change in, any financial market which, in each case, in the reasonable judgment of such Purchaser, makes it impracticable or inadvisable to purchase the Securities at each applicable Closing.

This language would allow either of the investors not to purchase the second tranche of securities only in the extremely limited circumstance where (1) there is an outbreak or escalation of hostilities or a national or international calamity, (2) such outbreak or escalation of hostilities or national or international calamity has a material adverse effect in the financial markets, and (3) in the judgment of such purchaser, the occurrence of the first two conditions makes it impracticable or inadvisable to purchaser the second tranche securities. It is important to note, however, that Section 2.3(b)(v) of the Securities Purchase Agreement would NOT allow either investor to elect not to fund in the absence of an outbreak or escalation of hostilities or a national or international calamity. For this reason, the Company has concluded that Section 2.3(b)(v) is not a closing condition within the investor’s control or that an investor can cause not to be satisfied and is, therefore, in line with the Staff’s prior guidance. We further submit that the private placement with the investors was structured to comply with the intent of CD&I 139.11 and respectfully request that the Staff reconsider its position with respect to the ability of the Company to register the second tranche securities.

2.	We note that certain information in Exhibit 10.6 has been redacted. Please supplementally provide us with your analysis as to why the information omitted from Section 2 of the agreement is not material. Please contact the legal staff associated with the review of this filing to discuss how to submit your analysis.

Response: The Company acknowledges the Staff’s comment and advises the Staff that the information omitted from Section 2 of Exhibit 10.6 was redacted in accordance with Item 601(b)(10)(iv) because the Company customarily and actually treats such information as private and confidential. The redacted information comprises delivery times and terms (including volume and unit quantities) and is not material to an investor’s understanding of the agreement and its purpose. The Company believes that the redacted information is commercially sensitive and that its disclosure could provide competitors with key insights into the Company and its dealings, which could be damaging to its business. The Company will submit further analysis upon the request of the Staff.

Our A&R Bylaws include forum selection provisions…, page 39

3.	On page 39 you state that your "exclusive forum provision will not apply to actions brought under the Securities Act or the rules and regulations thereunder...," however, Article 9 of your amended and restated bylaws states that the federal district courts shall be the exclusive forum for any complaint asserting a cause of action under the Securities Act and the Exchange Act. Please revise.

Response: The Company acknowledges the Staff’s comment and advises the Staff that the Company has revised the Form S-1 on page 40 to address the Staff’s comment.

Business, page 43

4.	We note your responses to comments 14 and 15. We further note your revised disclosure that (i) as of November 2022 you are producing the AMV Energy Cell in a mass production pilot program with a daily production target of 30 cells per day, (ii) you expect production to scale as the 30 pack, AMV XP and AMV XT enter production and (iii) that you have received non-binding LOIs/MOUs for over 9500 battery packs, which you expect to begin delivery in 2023. While your current pilot production capacity appears to cover your current non-binding LOIs/MOUs, please revise to disclose if you intend to further increase your production capacity in 2023. Specifically, discuss in detail how you will ramp to the mass production of any additional product in 2023 and 2024.

Response: The Company acknowledges the Staff’s comment and advises the Staff that the Company has revised the Form S-1 on page 45 to address the Staff’s comment.

5.	We note your response to comment 17 and reissue in part. Please revise your disclosure to fully describe your competitive position on page 50.

Response: The Company acknowledges the Staff’s comment and advises the Staff that the Company has revised the Form S-1 on page 48 to address the Staff’s comment.

Company and Industry Outlook, page 54

6.	We note your disclosure on page 49 that you have agreed to supply AMV XT pickup trucks in limited volume in 2024, with up to a total of 19,000 XT pickup trucks through 2027, however, we also note your disclosure on page 54 that you intend to begin production of AMV XT pickup trucks in fiscal year 2026. Please revise your disclosure to clarify your current anticipated production schedule of AMV XT pickup trucks. Quantify where possible.

Response: The Company acknowledges the Staff’s comment and advises the Staff that the Company has revised the Form S-1 on page 51 to address the Staff’s comment.

* * * * * * *

If you have any questions, please feel free to contact me at (713) 651-2678. Thank you for your cooperation and prompt attention to this matter.

Sincerely,

/s/ Michael J. Blankenship

Michael J. Blankenship

cc: Mark Hanchett, Chief Executive Officer, Atlis Motor Vehicles Inc.